                             BINGHAM McCUTCHEN LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                          January 27, 2014

VIA EDGAR
--- ------

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:    Pioneer Series Trust XI (File Nos. 2-32773; 811-01835)
       Registration Statement on Form N-1A

Ladies and Gentlemen:

       This letter is to respond to comments we received from Mr. Derek Newman of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 77 to the Registration Statement on Form N-1A of Pioneer Series Trust XI (the "Registrant") relating to Pioneer Core Equity Fund. Following are the Staff's comments and the Registrant's responses thereto:

I. General Comment

1.  Comment:   The Staff asked that the Registrant provide a letter to the
               Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

    Response:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.  Comment:   The Staff requested that the Registrant confirm that the
               disclosure in the Registration Statement reflects the reorganization of the Fund with Pioneer Research Fund as contemplated by the Registration Statement on Form N-14 filed by the Registrant on March 6, 2013.

    Response:  The Registrant confirms that the disclosure in the Registration
               Statement reflects the reorganization of the Fund with Pioneer Research Fund as contemplated by the Registration Statement on Form N-14 filed by the Registrant on March 6, 2013.

II. Comments Applicable to the Prospectus

A. Fees and Expenses

1.  Comment:   The Staff noted that the Registrant states that the Fund may invest in exchange-traded funds, and requested that the Registrant confirm that: (a) the Fund does not invest in exchange-traded funds or other investment companies to the extent that such investments represented 0.01% or more of the Fund's expenses and must be included in a separate acquired fund fees and expenses line item; and (b) any expenses related to investments in exchange-traded funds and other investment companies are reflected in the other expenses line item.

    Response:  The Registrant confirms that: (a) the Fund does not invest in exchange-traded funds or other investment companies to the extent that such investments represented 0.01% or more of the Fund's expenses and must be included in a separate acquired fund fees and expenses line item; and (b) any expenses related to investments in exchange-traded funds and other investment companies are reflected in the other expenses line item.

2.  Comment:   The Staff requested that the Registrant file the agreement relating to the expense limitation arrangement referenced in Footnote 1 to the Fee Table as an exhibit to the next
               Post-Effective Amendment to the Registrant's Registration
               Statement relating to the Fund.

    Response:  The Registrant confirms that it will file the agreement relating to the expense limitation arrangement referenced in Footnote 1 to the Fee Table as an exhibit to the next Post-Effective Amendment to the Registrant's Registration Statement relating to the Fund.

3.  Comment:   The Staff requested that the Registrant confirm that Class Y shares of the Fund are not subject to the expense limitation arrangement.

    Response:  The Registrant confirms that Class Y shares of the Fund are not subject to the expense limitation arrangement.

4.  Comment:   The Staff requested that the Registrant confirm that the
               expense limitation arrangement does not apply to acquired fund fees and expenses and, if so, revise Footnote 1 to the Fee
               Table accordingly.

    Response:  The Registrant confirms that the expense limitation arrangement does not apply to acquired fund fees and expenses and has revised Footnote 1 to the Fee Table accordingly.

5.  Comment:   The Staff noted that the Registrant states that the expense limitation arrangement may be terminated for a class only by agreement of the adviser and the Board of Trustees. The Staff requested that the Registrant confirm in its response that the Board of Trustees does not intend to terminate the arrangement during the next twelve months.

    Response:  The Registrant confirms that it has not been informed that the
               Board of Trustees intends to terminate the expense limitation arrangement during the next twelve months.

6.  Comment:   The Staff requested that the Registrant confirm in its response that the expense example reflects the expense limitation arrangement only in the calculation of the one year example, and only in year one of the calculations of the three year, five year and ten year examples.

    Response:  The Registrant confirms that the expense example reflects the expense limitation arrangement only in the calculation of the one year example, and only in year one of the calculations of the three year, five year and ten year examples.

B. Principal Risks of Investing in the Fund

1.  Comment:   The Staff suggested that the Registrant consider adding
               disclosure to the Derivatives Risk factor regarding the limitations on the Fund's ability to use certain instruments with which the Fund must comply in order to continue to claim an exclusion from registration as a "commodity pool operator" under the Commodity Exchange Act.

    Response:  The Registrant has added disclosure in the "More on the risks of investing in the fund" section of the prospectus to address the Staff's comment.

C. More on the Fund's Investment Objective and Strategies

1.  Comment:   The Staff noted that the Registrant states that "the fund may consider an ETF as an equity security for purposes of satisfying the fund's 80% policy if the ETF invests at least
               80% of its net assets in equity securities." The Staff requested that the Registrant explain in its response how counting such an investment toward the Fund's 80% policy is consistent with Staff guidance with respect to Rule 35d-1.

    Response:  The Registrant notes that the Staff indicated in the release adopting Rule 35d-1 that an investment company may include a synthetic instrument in its 80% basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17,
               2001) at note 13. The Registrant believes that an ETF that invests at least 80% of its net assets in equity securities has economic characteristics similar to equity securities. Accordingly, the Registrant believes that counting such an investment toward the Fund's 80% policy is consistent with the Staff's guidance set forth in the Rule 35d-1 adopting release.

2.  Comment:   The Staff noted that the Registrant states that "non-U.S.
               issuers are issuers that are organized and have their principal offices outside of the United States." The Staff requested that Registrant confirm in its response that the disclosure is accurate, or whether the Registrant considers other factors in determining if a security is issued by a non-U.S. issuer, such as the currency in which the security is denominated or whether the issuer of the security derives at least 50% of its gross revenues or profits from goods or services produced in a non-U.S. country.

    Response:  The Registrant confirms that the disclosure referenced by the
               Staff is accurate.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz

                                                  Jeremy Kantrowitz

cc:    Terrence J. Cullen
       Christopher J. Kelley
       Roger P. Joseph
       Toby R. Serkin